UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On July 12, 2006 Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) announces acquisition of minority interest in French Subsidiary and on July 14, 2006 announced cash distribution of $0.17 per trust unit payable on August 15, 2006 to all unitholders of record on July 31, 2006. The ex-distribution date for this payment is July 27, 2006.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: July 14 , 2006.

Exhibit A

Press Release - July 12, 2006
Vermilion Energy Trust Announces
Acquisition of Minority Interest in French Subsidiary

Vermilion Energy Trust (VET.UN-TSX) (“Vermilion”) announced today that as a follow-up to its recent acquisition in France of an 89.886% shareholding in Esso Rep, its wholly-owned subsidiary has completed the purchase of the 10.114% minority shareholding in Esso Rep. Vermilion now controls 100% of Esso Rep and will continue towards the complete integration of these assets into its operations in France.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through timely, accretive acquisitions and through the execution of internal exploitation programs. Management and directors of the Trust hold more than 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

Paul Beique, Director Investor Relations
Vermilion Energy Trust
2800, 400 - 4th Avenue S.W. Calgary, AB T2P 0J4
Phone: (403) 269-4884 - www.vermilionenergy.com

Press Release Dated July 14, 2006
Vermilion Energy Trust Announces $0.17 Cash Distribution for August 15, 2006 Payment Date
and Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on August 15, 2006 to all unitholders of record on July 31, 2006. The ex-distribution date for this payment is July 27, 2006. This will be the Trust’s 42nd consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.42379 to 1.43093. The increase will be effective on July 14, 2006. A “Notice of Retraction” must be received by Computershare by July 20, 2006 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on August 15, 2006.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	June 30, 2006
Opening Exchange Ratio	1.42379
Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$33.89267
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00714
Effective Date of the Increase in the Exchange Ratio	July 14, 2006
Exchange Ratio as of the Effective Date	1.43093

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com